United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   1 Policy for provision of audit services by the independent auditor DCA xxx/2020 Rev.: 00-xx/xx/2020 POL-0033-G PÚBLICO DCA 107/2020 Rev.: 00 - 10/09/2020 POL-0033-G PUBLIC Application: This policy is applicable to Vale S.A. and its subsidiaries (“Vale” or the “Company”). All financial statements audits for the Company’s subsidiaries1 must be performed by the same independent audit firm appointed for the audit of the Company’s consolidated financial statements and any exception to this rule must be discussed and assessed by the Controllership and Accounting Director, who will determine whether any such requests should be referred for the Audit Committee’s approval. No appointment or performance of independent audit services may be made prior to obtaining the authorizations prescribed in this Policy. References: • POL-0001-G – Code of Conduct. • POL-0009-G – Risk Management Policy. • POL-0016-G – Anti-Corruption Policy. • POL-0017-G - Related Parties Transactions Policy. • POL-0048-G – Conflict of Interest Management Policy Appointment of the independent auditor: • The appointment process will be conducted by the Board of Directors and should respect the procurement process in place (NFN-0015, Standard Supply). The independent auditor appointment process should include “world class” (Big 4) independent audit firms, only. • The Company appoints an independent audit firm respecting three essential assumptions: technical capability, independence2 (required aspect) and independent auditors’ rotation. • The technical evaluation of an independent auditor should be performed by the Controllership and Accounting Department, considering (among others): (a) Composition of the audit team, including the partners’ experience, directors and managers with the audit of listed companies in Brazil and in the United States, and with Vale's industry; (b) adequacy of the internal controls quality processes, including those regarding the Company’s and its members (partners and other members), as well as the existence of any disciplinary actions the independent audit firm and its partners are exposed to; (c) the reasonableness of the estimated number of hours for the performance of the audit service, compared to the hours proposed by the other biding independent audit firms and the predecessor auditor; (d) the existence of offices located in the countries where Vale has operations; and (e) the reasonableness of audit fees in relation to the size and complexity of the company to be audited. The submitted proposals will be evaluated by the Audit Committee, which is responsible for recommending the appointment of the Company’s independent audit firm for approval by the Company’s Board of Directors, as prescribed by Company's Bylaws. • For the solely benefit of its independence, the independent audit firm should be appointed for a predefined period and the quotation and appointment must be performed for periods not exceeding 5 (five) years or shorter period, if it is required by the applicable laws and regulations. • If applicable, the selected independent audit firm must respect the cooling-in period3 in which the provision of prohibited services in light of CVM and SEC must be followed. • Once the independent audit firm is appointed, the Company will issue an official release, through its internal communication channels, informing all Company’s areas, in Brazil and worldwide, regarding the appointment of the independent audit firm and its strict compliance with this Policy for future services to be rendered by such contract. 1It is considered a “subsidiary”. For the purposes of this Policy, any company consolidated by the Company in accordance with international financial reporting standards (“International Financial Reporting Standards” or “IFRS”). 2 The auditor's independence consists of: (a) Independence of spirit - the state of mind that allows an opinion to be expressed without being affected by influences that compromise professional judgment, allowing an individual to act with integrity and exercise professional objectivity and skepticism; and (b) Independence in appearance - facts and circumstances so significant that a reasonably informed third party, and having knowledge of all relevant information, including any safeguards applied, would conclude that the integrity, objectivity or professional skepticism of a firm, or member of the audit team, was compromised. 3 Comprises the period before the start date of the audit procedures, in which the independent audit firm will not be able to provide prohibited services. Purpose: It establishes the guidelines and principles for engaging the external auditor for the performance of audit and audit related services for Vale S.A. and its subsidiaries consolidated financial statements, in compliance with the requirements under the applicable laws. 2 Policy for provision of audit services by the independent auditor DCA 107/2020 Rev.: 00 - 10/09/2020 POL-0033-G PUBLIC Subsequent appointment for other services from the independent audit firm: • The auditor's independence can be threatened when: (a) audits the product of his own work; (b) promotes or defends the interests of the audited entity; (c) perform management functions for the audited entity; and (d) is paid through fees success, contingent fees or commissions. • To prevent the auditor's independence is compromised, it is strictly prohibited to be started the appointment process of the Company's independent auditor to perform any service without prior assessment of the Controller and Accounting Team and formal approval by the Audit Committee. • Any independent auditor service must be preceded by form (Appendix I). This form must be completed and signed by the requesting area, and sent to the Controllership and Accounting Team, which will perform an assessment of the request. If the requested service meets the requirements of this Policy, then the Controllership and Accounting Team will refer the request to the Audit Committee for approval and maintain control and record of all requests and approvals. • It is incumbency of the Controllership and Accounting Director: (a) to submit to the Audit Committee requests for the appointment of any services related and unrelated to the audit, to be provided by the independent auditors; (b) to monitor the provision of services contracted with the independent auditors; (c) keep the Audit Committee informed, monthly, about each of the services provided by the independent auditors; and (d) promote the implementation of this policy with Vale’s subsidiaries. Prohibited audit services: • The provision of the following services is prohibited, even if the independent auditor declares himself to be independent for the service (there are no exceptions for these services on the grounds of materiality): o bookkeeping and other services in relation to, accounting records and financial statements; o financial information systems design and implementation; o appraisal or valuation services, fairness opinions, or contribution in kind reports; o actuarial services unrelated to the audit; o management functions or other human resources services; o brokerage or intermediation, investment advice or investment banking services. o legal services / specialized non-audit (litigation). o tax services including tax compliance services to expatriates and private tax services to certain people in a financial reporting oversight role or their immediate family members. o any other service prohibited by the CVM, SEC or PCAOB. • If unclear whether a service is prohibited or not, then the independent audit firm should not be appointed. General Provisions: • This Policy must be periodically reviewed, at least 1 (one) time every 3 (three) years or upon demand. • This Policy is effective from the date of its approval by the Company's Board of Directors. • The Board of Directors may, whenever necessary, review and approve amendments to this Policy, considering recommendations by the Audit Committee and the effects of changes to laws/regulations to which the Company is subject to. • Any omissions in this Policy are to be decided by the Board of Directors. • The Executive Director of Investor Relations shall inform The Securities and Exchange Commission of Brazil (“CVM”), within 20 days, any changes of Vale's independent audit firm, justifying the reasons for the change and the consent from Vale’s former independent audit firm and to update the Company’s Reference Form and Registration Form, within 7 business days from the date of such communication. Attachments: • Appendix I - Request for approval by the Audit Committee – External Auditor services. 3 DCA 107/2020 Rev.: 00 - 10/09/2020 POL-0033-G PUBLIC Policy for provision of audit services by the independent auditor Appendix I Request for approval by the Audit Committee – External Auditor services Dear Members of the Audit Committee, In accordance with the Vale’s Policy for engaging with an external audit firm, for providing audit, audit related, advisory and other non-audit services, we hereby request your approval for the following service, which we assessed and concluded it conforms with Vale’s Policy: 1 Company’s legal name 2 Description of the service to be provided 1. Describe the service that will be performed and provide all the necessary information to avoid questions regarding the service by Audit Committee. 2. Inform the GAAP 3. Inform the place/jurisdiction where the service will be performed and whether travel arrangements are necessary. 4. Inform the date base of the service that will be realized 5. Guarantee that the service is not in the list of Non-Authorized Services 3 Service type 1. Inform “audit services” or “other services not related to the audit, as provided for in the Policy for hiring independent auditors. 2. If the nature of the service is “audit services”, attach the company's latest Financial Statement. 4 Reasons for the service 1. Inform the justification of the service 2. In case of consulting service, provide complementary information regarding the service that will be realized 5 Additional information 1. Inform if the service needs to be realized by an external auditor of Vale and consolidated subsidiaries or any other external auditor 2. Complete with any other information considered relevant regarding the service that will be performed. 6 External auditor’s name 7 Reasons for engaging the external auditor described in #6 above 8 Total fees in local currency, inclusive of taxes We emphasize that the choice of this auditor followed the objectivity and independence criteria, according to the terms of applicable laws and regulations, as well as total fees are reasonable and in accordance with the rates applied by the market. Best regards, [Local], [Month] [DD], 20[YY]. Responsible for the Requesting Area / Company: _________________________________________________ Agreement by the Director of Controllership and Accounting: _________________________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2025		Director of Investor Relations